Phoenix Capital Group Holdings, LLC

18575 Jamboree Road, Suite 830

Irvine, CA 92612

September 29, 2023

VIA EDGAR

Claudia Rios

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Phoenix Capital Group Holdings, LLC
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed September 28, 2023
File No. 024-11723

Dear Ms. Rios:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on September 29, 2023 at 5:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Lindsey Wilson
Manager